vnu

04035803

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

SUPPL

SEC MAIL PROCESSING
RECEIVED
JUL 2 7 2004
WASH. D.C. 170 SECTION

Date	July 20, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated July 20, 2004:

VNU APPOINTS NEW GLOBAL HEAD OF HUMAN RESOURCES

With kind regards,
VNU bv
b/a

Rob de Meel
Senoir Vice President

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

dlw 7/27

VNU bv
Ceylonpoort 5-25, 2037 AA Haarlem / P.O. Box 1, 2000 MA Haarlem, The Netherlands
Telephone +31 23 546 34 63 / Trade Register Chamber of Commerce Amsterdam 34034747

Press release

Date July 20, 2004

VNU APPOINTS NEW GLOBAL HEAD OF HUMAN RESOURCES

Haarlem, The Netherlands – VNU, a leading global information and media company, today announced that it has appointed **Greg Anderson** to the position of global Senior Vice President Human Resources with effect from August 2, 2004.

The global Senior Vice President Human Resources is a new position, underlining VNU's commitment to becoming a truly global company. He will be headquartered in New York and report directly to Rob van den Bergh, Chairman and CEO of VNU.

Prior to joining VNU, Mr. Anderson served as vice president of Human Resources & Workforce Development at Hewlett Packard. Mr. Anderson has a wealth of experience, having had senior leadership roles at PepsiCo, Compaq and Hewlett Packard.

"We are extremely pleased to appoint a global Senior Vice President Human Resources with Greg Anderson's reputation, experience and character," commented Rob van den Bergh. "He is a great addition to VNU's top management team, and we look forward to continuing to build the talent and global leadership capabilities to develop VNU's current and future leaders."

About VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).

VNU is active in more than 100 countries, with headquarters in Haarlem, The Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12
www.vnu.com